UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 3
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2011

SECURITIES REGISTERED
(as of December 31, 2011)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
4.875% Notes due January 17, 2017	$ 3,000,000,000	NYSE

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2011 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit VIII:  Announcement Entitled “The EIB completes its 2012 funding program and welcomes confirmation of its AAA rating by Fitch”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 16th day of October, 2012.

EUROPEAN INVESTMENT BANK (Name of registrant)

by	/s/ Heinz Olbers
Heinz Olbers
Director
Planning & Settlement of Operations Department Finance Directorate

by	/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Americas, Asia, Pacific Capital Markets

by	/s/ João Vale de Almeida
João Vale de Almeida
Head of Delegation of the Delegation of the European Union to the United States

EXHIBIT INDEX

Exhibit	Document
VIII	Announcement Entitled “The EIB completes its 2012 funding program and welcomes confirmation of its AAA rating by Fitch”